Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics Receives Five Renaissance System Purchase Orders
during First Quarter of 2016

CAESAREA, Israel – April 5, 2016 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a developer of innovative guidance systems and complementary products, announced today that it received orders for five Renaissance systems in the first quarter ended March 31, 2016. The Company installed four systems in the U.S., including one with the brain module, and internationally it received one purchase order from its Australian distribution partner.

“We’ve had a promising start to 2016 from both system purchase orders and system utilization perspective. We have also developed a robust pipeline for the rest of year,” said Ori Hadomi, Chief Executive Officer.  “During the first quarter we installed systems at two academic centers in the U.S., including the Robert Wood Johnson Medical Center New York Metropolitan area, which illustrates our success in penetrating this influential segment of the market. We continue to gain recognition within our target spine surgery market which reflects the clinical and economic benefits which the Renaissance system provides to patients, surgeons and hospitals.  As a result of our building momentum we remain confident that we will continue to demonstrate system sales growth in 2016 compared to our all-time record results of 2015.”

Mazor Robotics ended the first quarter with an installed base of 113 Renaissance systems globally, including 68 in the U.S., the Company’s primary growth market. The Company currently intends to report its complete financial results for the first quarter ended March 31, 2016 during the month of May.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic-based technology and products aimed at redefining the gold standard of quality care. Mazor Robotics Renaissance® Guidance System enables surgeons to conduct spine and brain procedures in a more accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the Company’s robust pipe line for the rest of 2016, the Company’s building momentum, that the Company will continue to demonstrate systems sales growth in 2016, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on April 29, 2015 and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 415.652.9100

David Schemelia – Media
dave@evcgroup.com
646.201.5431